Exhibit 4.12

SETTLEMENT AGREEMENT

by and between

1.	SONO Group N.V.,

Waldmeisterstraße 76, 80935 München, Germany

– “NV” –

and

2.	SONO GmbH,

Waldmeisterstraße 76, 80935 München, Germany

– “GmbH” –

– NV and GmbH each a “Party” and, collectively, the “Parties” –

THIS SETTLEMENT AGREEMENT (the “Settlement Agreement”) is dated 18 November 2023.

PREAMBLE

On 18 November 2023, the Parties – with the consent of the preliminary custodian (vorläufige Sachwalterin) of NV and of the custodian (Sachwalter) of GmbH – entered into an agreement with respect to the restructuring of GmbH (the “Continuation Agreement”). This Settlement Agreement forms and integral part of the Continuation Agreement and by having entered into the Continuation Agreement the Parties also have entered into this Settlement Agreement.

1.	EFFECTIVENESS

This Settlement Agreement comes into effect on the day on which the Closing Condition (Section 4 para. (3)) of the Continuation Agreement) is satisfied, as provided for in the Continuation Agreement

2.	SETTLEMENT

2.1

By this Settlement Agreement, the Parties settle each and any of GmbH’s claims against NV and each and any of NV’s claims against GmbH under the “Hard Comfort Letter (Harte Patronatserklärung)” issued by NV to GmbH on 11 January 2021 and the “Patronatserklärung zugunsten der Sono Motors GmbH” issued by NV to GmbH on 30 March 2022 (the “Hard Comfort Letter (Harte Patronatserklärung)” and the “Patronatserklärung zugunsten der Sono Motors GmbH” jointly referred to as the “Letters of Comfort”) and – except for the Excluded Claims – all other claims between the Parties existing at the time of the signing of the Continuation Agreement – under whatsoever legal reason, and whether known or unknown – such as, but not limited to, payables and receivables on the clearing account and claims based on tax group (the “Settled Claims”).

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2.2	The following claims (the “Excluded Claims”) shall be excluded from the settlement:

(a)

all claims of a Party under, or in connection with, the Continuation Agreement (including, but not limited to, claims of a Party under the Commitment Letter, the Back-to-Back LoC, and the Declaration of Undertaking (each as defined in the Continuation Agreement); and/or

(b)	all claims of a Party against the respective other Party not existing at the time of the date of this Agreement; and/or

(c)	for the avoidance of doubt, all claims under, or in connection with, this Settlement Agreement.

2.3

NV shall make a settlement payment (the “Settlement Payment”) which shall be equal to the Available NV Cash (as defined in the Restructuring Agreement (Exhibit P.4 to the Continuation Agreement)) minus (i) the Cash Left-Over and minus (ii) the Actual NV Waterfall Payments. “Actual NV Waterfall Payments” shall mean all payments actually made by NV and/or the trustee of NV’s creditors under the NV Waterfall (as defined in the Restructuring Agreement), to creditors under the NV Waterfall (excluding the EUR 4,000,000 payment to GmbH as envisaged under the NV Waterfall in line #13) in accordance with the Restructuring Agreement. The Settlement Payment shall be made to a trustee for the creditors of GmbH as designated by GmbH. The Parties estimate that the Settlement Payment will amount to approx. EUR 4,000,000.

Example (for illustration purposes, assuming that the Actual NV Waterfall Payments amount to EUR 2,279,000):

Available NV Cash	EUR 8,327,000
./. Cash Left-Over	EUR 2,048,000
./. Actual NV Waterfall Payments (EUR 6,279,000 – EUR 4,000,000)	EUR 2,279,000
= Settlement Payment	EUR 4,000,000

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2.4	(a) Subject to the receipt of the Settlement Payment by GmbH in full, GmbH and NV hereby terminate the Letters of Comfort with immediate effect.

(b)	Subject to the receipt of the Settlement Payment by GmbH in full, GmbH hereby waives all of its Settled Claims against NV, and NV hereby accepts this waiver.

(c)	Subject to this Settlement Agreement having become effective, NV hereby waives all of its Settled Claims against GmbH, and GmbH hereby accepts this waiver.

3.	COSTS

Each Party shall bear its own costs (including own advisors) arising from or in connection with this Settlement Agreement, its preparation, execution and/or consummation.

4.	FINAL PROVISIONS

4.1	Rights and obligations under this Settlement Agreement may not be assigned or transferred – wholly or partially – without the prior written consent of the respective other Party.

4.2	Any set-off or retention right of NV and/or GmbH shall be excluded, unless the existence of such right is undisputed or confirmed by a final court decision.

4.3

Under otherwise explicitly provided for and this Settlement Agreement, any amendment or supplement to this Settlement Agreement must be made and writing to be effective unless a stricter form is required by law. This shall also apply to any deviation from this written form requirement.

4.4

If any provision of this Settlement Agreement is invalid or unenforceable in whole or in part, the validity and enforceability of all other provisions of this Settlement Agreement shall not be affected thereby. The invalid or unenforceable provision shall be deemed to be replaced by the valid and enforceable provision which comes closer to the economic proposes perused by the Parties. The same shall apply to any commissions in this contract.

4.5

This Settlement Agreement is subject to German (substantive) law. The Vienna-UN-Convention on contracts for the international sale of goods (CISG) shall not apply. The place of jurisdiction for all disputes arising from or in connection with this Settlement Agreement shall be Munich, to the extent legally permissible, such place of jurisdiction shall be exclusive.

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4.6

Any personal liability of the preliminary custodian (vorläufige Sachwalterin) of NV, the custodian (Sachwalter) of GmbH, the management of NV and/or the management of GmbH (including, in each case, of their respective representatives and advisors) under or in connection with this Settlement Agreement, in particular pursuant to Sec. 60, 61 InsO (including their analogous application), shall be excluded (genuine contract for the benefit of third parties pursuant to Sec. 328 BGB); this shall not apply in case of intent or fraudulent intent.

/s/ Torsten Kiedel	/s/ Torsten Kiedel
SONO Group N.V.	Sono GmbH
represented by Torsten Kiedel	represented by Torsten Kiedel

/s/ Jona Christians	/s/ Jona Christians
SONO Group N.V.	Sono GmbH
represented by Jona Christians	represented by Jona Christians

/s/ Markus Volmer	/s/ Markus Volmer
SONO Group N.V.	Sono GmbH
represented by Markus Volmer	represented by Markus Volmer

/s/ Christian Plail	/s/ Dirk Schoene
SONO Group N.V.	Sono GmbH
represented by	represented by
Generalhandlungsbevollmächtigter	Generalhandlungsbevollmächtigter

With consent of:	With consent of:

/s/ Marlene Scheinert	/s/ Ivo-Meinert Willrodt
Marlene Scheinert	Ivo-Meinert Willrodt
Preliminary Custodian	Custodian
(vorläufige Sachwalterin)	(Sachwalter)

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